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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380

Boise to acquire OfficeMax
(As reported in BoiseNews, August 2003)

Boise will evaluate strategic alternatives for
paper and building products businesses

The acquisition of OfficeMax:

  •
  More than doubles the size of Boise Office Solutions, Boise's office products distribution business, to pro forma 2002 sales of $8.3 billion.

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  By adding retail to Boise's existing contract business, addresses all customer segments through all distribution channels.

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  Provides a platform for growth in the small-business segment.

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  Creates significant synergies in purchasing, logistics, marketing, paper sales, and administration. We expect total synergy benefits of approximately $160 million.

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  Is expected to contribute 15 cents to 30 cents, before integration costs, to Boise's earnings per share in 2004, the first full year of combination.

On July 14, 2003, Boise announced that we had reached a definitive agreement to acquire OfficeMax, Inc., for approximately $1.154 billion, or $9 per fully diluted share. The purchase price represents a 25% premium over the OfficeMax closing price on July 11, 2003. We will pay the purchase price in cash and common stock, using 30% cash and 70% common stock. Boise has the option of increasing the cash component to 45% and decreasing the stock component to 55%, at our discretion. This transaction has been unanimously approved by the boards of directors of both companies and is subject to approval by shareholders of both companies as well as regulatory authorities. We expect to complete the transaction in fourth quarter 2003.

Growing our distribution businesses has been part of Boise's long-term strategy for many years, and this acquisition would be a major step in fulfilling that strategy. The company's sales would go from $7.4 billion in 2002 to more than $12 billion following the transaction, with more than 80% of those sales coming from Boise's distribution businesses. In addition, OfficeMax would become an additional significant distributor of Boise's office papers.

Commenting on the transaction, Boise's chairman and chief executive officer, George Harad, said: "Our acquisition of OfficeMax represents a major step in the transformation of Boise's office products distribution business and Boise as a whole. Together, OfficeMax and Boise will be strategically stronger and better able to deliver compelling value to office products customers through all channels and across all segments of the market.

"At the same time, the size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our paper and building products businesses. We have engaged Goldman, Sachs & Co. to assist us in developing and implementing these alternatives and expect to take appropriate steps over the 12 to 18 months following the close of the OfficeMax transaction."

Chris Milliken, division president and chief executive officer of Boise Office Solutions, said, "We are delighted and proud to welcome OfficeMax to our organization. Over the last year, under a strong management team, OfficeMax has led the industry in same-store sales growth, introduced new store formats, and improved productivity and margins in its operations. OfficeMax's proven retail expertise and powerful brand will fit well with Boise Office Solutions' exceptional strength in the contract customer segment."

Michael Feuer, OfficeMax's co-founder, chairman, and chief executive officer, added, "Combining the strengths of OfficeMax and Boise Office Solutions will generate strategic synergies resulting in enhanced capabilities to better serve customers across all channels from small business to large corporations."

Boise expects the transaction to contribute 15 cents to 30 cents, before integration costs, to earnings per share in 2004, and the contribution should increase in subsequent years. Including integration costs, the impact of the transaction on 2004 earnings should be approximately neutral.

In addition, we expect synergy benefits to reach approximately $160 million. Synergies will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration.

We have obtained committed financing from an affiliate of Goldman, Sachs & Co. to fund the cash portion of the consideration and to fund transaction costs.

About OfficeMax

OfficeMax serves its customers through nearly 1,000 superstores, E-commerce websites, and direct-mail catalogs. The company, headquartered in Cleveland, Ohio, has operations in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Mexico. In addition to offering office products, business machines, and related items, OfficeMax superstores feature CopyMax and FurnitureMax, store-within-a-store modules devoted exclusively to "print-for-pay" services and office furniture. The company also reaches customers in the United States with an offering of over 40,000 items through its award-winning E-commerce site, www.OfficeMax.com, its direct-mail catalogs, and its outside sales force, all of which are serviced by its three PowerMax distribution facilities, 17 delivery centers, and two national customer call and contact centers. OfficeMax reported sales of $4.8 billion in 2002.

Most frequently asked questions

Both the OfficeMax acquisition and the evaluation of strategic alternatives for our paper and building products businesses are complex processes requiring significant time to complete. Many decisions are yet to be made. Some information isn't yet available or cannot be made available due to legal and regulatory requirements. However, Boise management is committed to answering questions as freely and quickly as they can and passing on information as soon as it's available. The best source for current answers and information is BoiseNet (bcnet@bc.com), where you'll find a Q&A and an Employee Question Drop Box.

Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations?

The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for Boise Paper Solutions and Boise Building Solutions. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

What does this deal mean to the office products industry?

The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Sales by Staples and Office Depot the same year were $11.6 billion and $11.4 billion, respectively.

Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the Boise Office Solutions corporate identity?

We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition?

We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. What do you mean by strategic alternatives? What are some of the alternatives being considered?

Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

Will this recent announcement have any effect on future capital investments in Boise Paper Solutions and Boise Building Solutions?

Until any decisions are made, it is "business as usual."

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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Boise to acquire OfficeMax (As reported in BoiseNews , August 2003) Boise will evaluate strategic alternatives for paper and building products businesses